                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)*

                          Dense-Pac Microsystems, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   248719 106
                       -------------------------------------
                                 (CUSIP Number)
                                 Jon R. Tandler
                       Coblentz, Cahen, McCabe & Breyer, LLP
       222 Kearny Street, 7th Fl., San Francisco, CA 94108 (415) 391-4800
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                                 March 13, 1996

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.     248719 106                        Page     2     of    5     Pages
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BENEVENTURE FOUNDERS RISICOKAPITAALFONDS II N.V.

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /

                                                                         (b) /X/

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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

         00
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                              / /

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

          BELGIUM
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                           7         SOLE VOTING POWER

       NUMBER OF                          1,302,579

         SHARES          -------------------------------------------------------

      BENEFICIALLY         8         SHARED VOTING POWER

     OWNED BY EACH
                         -------------------------------------------------------
       REPORTING           9         SOLE DISPOSITIVE POWER

         PERSON                           1,302,579

          WITH           -------------------------------------------------------
                          10         SHARED DISPOSITIVE POWER

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,302,579
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /


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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.78%

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14 TYPE OF REPORTING PERSON*

           CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             INTRODUCTORY STATEMENT

         This Amendment No. 13 to Statement on Schedule 13D of Beneventure Founders Risicokapitaalfonds II n.v. ("BFR-II") is filed with respect to certain sales by BFR-II of Common Stock (the "Stock") of Dense-Pac Microsystems, Inc., a California corporation (the "Company").

ITEM 1.           SECURITY AND ISSUER.

         This Statement is filed as to the beneficial ownership of shares of the Company's Common Stock by BFR-II. The Company's principal business address is 7321 Lincoln Way, Garden Grove, California 92641.

ITEM 2.           IDENTITY AND BACKGROUND.

         BFR-II is a Belgian corporation whose address is Regentlaan 54, B-1000 Brussels, Belgium. BFR- II is a widely held venture capital firm.

         During the last years, neither BFR-II nor any of its executive officers, directors or controlling persons, or any such persons ultimately controlling it, have been convicted in a criminal proceeding or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or the finding of any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.

ITEM 4.           PURPOSE OF TRANSACTIONS.

         Not Applicable.

         BFR-II does not presently intend to engage in any of the actions contemplated by Item No. 4 to Schedule 13D. It is possible that BFR-II may in the future acquire additional shares or attempt to dispose of shares of Company Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) BFR-II beneficially owns and has sole voting and investment power over 1,302,579 shares or 7.78% of the Company's Common Stock. This percentage ownership is based on information supplied to BFR-II by the Company as to the Company's outstanding shares of Common Stock on February 29, 1996.

         (c) BFR-II sold a total of 282,000 shares of Stock during the period from March 13, 1996 through March 28, 1996, as follows:



             DATE                NUMBER OF SHARES           SELLING PRICE
             ----                ----------------           -------------

             March 13, 1996         25,000                      6.0000

             March 13, 1996         35,000                      6.2500

             March 14, 1996         15,000                      6.3125

             March 18, 1996         25,000                      6.5000

             March 19, 1996         25,000                      6.5000

             March 19, 1996         25,000                      6.5625

             March 20, 1996         25,000                      6.6250

             March 20, 1996         25,000                      6.6250

             March 27, 1996         50,000                      6.5000

             March 28, 1996         32,000                      6.5000
                                  --------
             Total                 282,000



         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BENEVENTURE FOUNDERS RISICOKAPITAALFONDS II n.v.

Date:  April 4, 1996                             /s/ J.F. Caeymaex
                                                 -------------------------------
                                                 J.F. Caeymaex, Director

Date:  April 4, 1996                             /s/  B. De Corte
                                                 -------------------------------
                                                 Investcotrust N.V., Director
                                                 duly represented by B. De Corte

                         (Signature Page to Amendment to
                        Schedule 13D of the above-entity)